Joint Press Release
                               -------------------


NEUBERGER BERMAN                                     THE LOLA BROWN TRUST NO. 1B
REAL ESTATE INCOME FUND INC.                          c/o Badlands Trust Company
605 Third Avenue                                        3301 C Street, Suite 100
New York, NY 10158-0180                                     Anchorage, AK  99501

        NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. PROVIDES UPDATE ON
                   PREVIOUSLY ANNOUNCED LIQUIDATION PROPOSAL;
       NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. AND LOLA BROWN TRUST
        ENGAGE IN DISCUSSIONS TO AMEND THE TRUST'S EXISTING TENDER OFFER

NEW YORK, NY, August 10, 2007 - Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) and the Lola Brown Trust No. 1B (the "Trust"), announced today that they are engaged in settlement discussions to fully resolve their ongoing litigation over the Trust's existing tender offer. As part of the contemplated settlement, NRL and the Trust expect that the Trust will amend its existing tender offer in a manner that meets with approval from the NRL Board of Directors. Such a revised tender offer would include the following material improvements: (1) the Trust will offer to purchase in the tender offer up to 100% of the outstanding shares of NRL's common stock, subject to certain conditions to be stated in the offer, including a minimum condition that after consummation of the tender offer the Trust would own a majority of the outstanding NRL shares and (2) the purchase price per share of NRL common stock would be changed to 99.0% of the Fund's net asset value ("NAV") as determined at the close of trading on the NYSE as of the expiration date of the Trust's revised tender offer. NRL and the Trust believe that tendering common stockholders would receive payment for their shares of NRL common stock more quickly under such a revised tender offer than pursuant to a liquidation and distribution of the Fund's assets. Accordingly, NRL and the Trust expect that the settlement would provide that NRL's takeover defenses would not apply to the revised tender offer. NRL and the Trust note, however, that the revised offer currently under discussion is subject to a number of conditions, and the Trust is discussing the terms of the revised tender offer with the staff of the Securities and Exchange Commission. There can be no assurance that a final settlement will be reached between NRL and the Trust, or that the terms of any final settlement or revised tender offer would reflect the contemplated terms described in this press release.

The Fund intends to hold its special stockholders' meeting as previously announced on Tuesday, August 28, 2007 at 11:00 a.m. at 605 Third Avenue, New York, NY 10158. However, if a final settlement is reached with the Trust before that date and the Trust revises its tender offer as discussed above, the Fund intends to postpone until September 27, 2007 any vote at the stockholders' meeting on the proposal to liquidate the Fund's assets and distribute the net proceeds to its stockholders. If the revised tender offer is made and closes before the postponed liquidation vote, the Fund would expect to withdraw the proposal to vote on liquidation. Conversely, if the tender offer has not closed before the postponed liquidation vote, the liquidation vote would be conducted on September 27, 2007 and the Trust would vote its shares of NRL common stock in

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favor of the liquidation proposal. The record date for determining stockholders entitled to vote at the meeting on August 28, 2007 and, if necessary, at any adjourned meeting on September 27, 2007, remains May 30, 2007.

INFORMATION ABOUT THE TRUST'S REVISED TENDER OFFER

If and when the Trust revises its existing tender offer, each security holder of the Fund should read the tender offer statement to be filed with the SEC by the Trust because it will contain important information about the revised tender offer. Security holders of the Fund will be able to obtain the amended tender offer statement and other documents that will be filed with the SEC for free on the Securities and Exchange Commission's web site at http://www.sec.gov.

MacKenzie Partners, Inc. is acting as the information agent and The Colbent Corporation is the depository for the Trust's tender offer. Copies of the Trust's existing Offer to Purchase, Letter of Transmittal and other related documents may be obtained at no charge from MacKenzie Partners, Inc. at 800-322-2885 (toll-free), 212-929-5500 (collect), or from the SEC's web site at www.sec.gov.

This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities. The Trust's tender offer may only be made pursuant to the Offer to Purchase, as amended, and the accompanying Letter of Transmittal. Holders of shares of common stock of the Fund should read carefully the Offer to Purchase and related materials, including any amendments thereto, when made available because they will contain important information. The Trust will mail a copy of the applicable Offer to Purchase, the Letter of Transmittal and related documents, including amendments thereto, to each of the holders of common stock of the Fund.


NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
Contact:                                                      Media Contact:
Peter Sundman                                                 Randall Whitestone
Chief Executive Officer                                       Lehman Brothers
Neuberger Berman Real Estate Income Fund Inc.                 (212) 526-0542
(877) 461-1899


THE LOLA BROWN TRUST NO. 1B
Contact:
Joel Terwilliger, 303-442-2156


FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the


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Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.